Paris, Tuesday 22nd, 2005

                    COURT GRANTS SANOFI-AVENTIS'S REQUEST FOR ORDER OF PROHIBITION IN THE CANADIAN PLAVIX® LITIGATION

The Canadian Federal Court of Ottawa has granted sanofi-aventis’s application for an order of prohibition against the Minister of Health and Apotex Inc. in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian Court rejected Apotex's challenge to the Plavix® patent and held that the asserted claims are novel, not obvious and infringed.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com